# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cartesian Growth Corp III, CIK 0002049662
CUSIP: G19307100
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Fifth Avenue, 15th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002049612

## Reporting persons
- CGC III Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,900,000; sole dispositive power 0; shared dispositive power 6,900,000; aggregate amount beneficially owned 6,900,000 (20% of the class)
- Pangaea Three-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,900,000; sole dispositive power 0; shared dispositive power 6,900,000; aggregate amount beneficially owned 6,900,000 (20% of the class)
- Peter Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,900,000; sole dispositive power 0; shared dispositive power 6,900,000; aggregate amount beneficially owned 6,900,000 (20% of the class)

## Item 1. Issuer
Name of issuer: Cartesian Growth Corp III
Address of issuer's principal executive offices: 505 Fifth Avenue, 15th Floor, New York, New York 10017

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) CGC III Sponsor LLC
(ii) Pangaea Three-B, LP
(iii) Peter Yu
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 505 Fifth Avenue, 15th Floor, New York, NY 10017.
Citizenship: CGC III Sponsor LLC is a Cayman Islands limited liability company, Pangaea Three-B, LP is a Cayman Islands limited partnership and Peter Yu is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,900,000
Percent of class: 20%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,900,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,900,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- CGC III Sponsor LLC: /s/ Peter Yu, Peter Yu/President and Manager (08/05/2025)
- Pangaea Three-B, LP: /s/ Peter Yu, Peter Yu/Managing Member, By: Pangaea Three GP, LP Its: General Partner, By: Pangaea Three Global GP, LLC Its: General Partner (08/05/2025)
- Peter Yu: /s/ Peter Yu, Peter Yu (08/05/2025)